# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CapsoVision, Inc, CIK 0001378325
CUSIP: 140935107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, SARATOGA, California (CA), 95070
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001009165

## Reporting persons
- Eliyahou Harari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 84,084; shared voting power 4,222,419; sole dispositive power 84,084; shared dispositive power 4,222,419; aggregate amount beneficially owned 4,306,503 (9.2% of the class)
  Comment: The reported total in Rows 5 and 7 includes 84,084 shares of common stock of CapsoVision, Inc. (the "Issuer") directly held by Mr. Harari. The reported total in Rows 6 and 8 includes: (i) 3,186,901 shares of common stock held directly by Harari Family Trust ("Harari Trust"); (ii) 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - DAH ("DAH Trust"); and (iii) 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - MH ("MH Trust"). Mr. Harari serves as trustee of Harari Trust, DAH Trust and MH Trust, and he may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 46,774,067 shares of the Issuer's common stock outstanding as of August 11, 2025, as reported by the Issuer in its quarterly report on Form 10-Q, filed pursuant to Rule 13a-13 or Rule 15d-13 with the Securities and Exchange Commission (the "SEC") on August 14, 2025.
- Britt Harari: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 4,222,419; sole dispositive power 0; shared dispositive power 4,222,419; aggregate amount beneficially owned 4,222,419 (9% of the class)
  Comment: The reported total in Rows 6 and 8 includes: (i) 3,186,901 shares of common stock held directly by Harari Family Trust; (ii) 517,759 shares of common stock held directly by DAH Trust; and (iii) 517,759 shares of common stock held directly by MH Trust. Ms. Harari serves as trustee of Harari Trust, DAH Trust and MH Trust, and she may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 46,774,067 shares of the Issuer's common stock outstanding as of August 11, 2025, as reported by the Issuer in its quarterly report on Form 10-Q, filed pursuant to Rule 13a-13 or Rule 15d-13 with the SEC on August 14, 2025.
- Harari Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 3,186,901; sole dispositive power 0; shared dispositive power 3,186,901; aggregate amount beneficially owned 3,186,901 (6.8% of the class)
  Comment: The reported total in Rows 6 and 8 includes 3,186,901 shares of common stock held directly by Harari Family Trust, for which Mr. Harari and Ms. Harari serve as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 46,774,067 shares of the Issuer's common stock outstanding as of August 11, 2025, as reported by the Issuer in its quarterly report on Form 10-Q, filed pursuant to Rule 13a-13 or Rule 15d-13 with the SEC on August 14, 2025.
- The Harari 2010 Children Remainder Trust - DAH: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 517,759; sole dispositive power 0; shared dispositive power 517,759; aggregate amount beneficially owned 517,759 (1.1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - DAH, for which Mr. Harari and Ms. Harari serve as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 46,774,067 shares of the Issuer's common stock outstanding as of August 11, 2025, as reported by the Issuer in its quarterly report on Form 10-Q, filed pursuant to Rule 13a-13 or Rule 15d-13 with the SEC on August 14, 2025.
- The Harari 2010 Children Remainder Trust - MH: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 517,759; sole dispositive power 0; shared dispositive power 517,759; aggregate amount beneficially owned 517,759 (1.1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - MH, for which Mr. Harari and Ms. Harari serve as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 46,774,067 shares of the Issuer's common stock outstanding as of August 11, 2025, as reported by the Issuer in its quarterly report on Form 10-Q, filed pursuant to Rule 13a-13 or Rule 15d-13 with the SEC on August 14, 2025.

## Item 1. Issuer
Name of issuer: CapsoVision, Inc
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, SARATOGA, CALIFORNIA, 95070.

## Item 2. Person Filing
Name of person filing:
Eliyahou Harari, an individual ("Mr. Harari")
Britt Harari, an individual ("Ms. Harari")
Harari Family Trust, a trust formed under the laws of California ("Harari Family Trust")
The Harari 2010 Children Remainder Trust - DAH, a trust formed under the laws of California ("DAH Trust")
The Harari 2010 Children Remainder Trust - MH, a trust formed under the laws of California ("MH Trust")
Address of principal business office or, if none, residence: 225 Charcot Ave, San Jose, CA 95131
Citizenship: Mr. Harari and Ms. Harari are citizens of the United States of America and Sweden, respectively. Each of Harari Trust, DAH Trust and MH Trust are formed and established in California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of August 14, 2025, the Reporting Persons may be deemed to beneficially own an aggregate 4,306,503 shares of the Issuer's capital stock.

As of August 14, 2025, Mr. Harari was the direct beneficial owner of 84,084 of the shares of the Issuer's securities described in the preceding paragraph and the indirect beneficial owner of: (i) 3,186,901 shares of common stock directly held by Harari Trust; (ii) 517,759 shares of common stock held directly by DAH Trust; and (iii) 517,759 shares of common stock held directly by MH Trust. Mr. Harari serves as trustee of the Harari Trust, the DAH Trust and the MH Trust, and he may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.

As of August 14, 2025, Ms. Harari, Mr. Harari's spouse, was the indirect beneficial owner of: (i) 3,186,901 shares of common stock directly held by Harari Trust; (ii) 517,759 shares of common stock held directly by DAH Trust; and (iii) 517,759 shares of common stock held directly by MH Trust. Ms. Harari serves as trustee of the Harari Trust, the DAH Trust and the MH Trust, and she may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.

Additionally, as of August 14, 2025, each of the following Reporting Persons may also be deemed to share beneficial ownership with Mr. Harari or Ms. Harari over the following portions of the aggregate number of securities described in the second paragraph of this Item 4(a): (i) Harari Trust directly beneficially owns 3,186,901 shares of common stock; (ii) DAH Trust directly beneficially owns 517,759 shares of common stock; and (iii) MH Trust directly beneficially owns 517,759 shares of common stock.
Percent of class:
Mr. Harari 9.2%
Ms. Harari 9.0%
Harari Family Trust 6.8%
DAH Trust 1.1%
MH Trust 1.1%
Sole power to vote or to direct the vote:
Mr. Harari 84,084
Ms. Harari 0
Harari Family Trust 0
DAH Trust 0
MH Trust 0
Shared power to vote or to direct the vote:
Mr. Harari 4,222,419
Ms. Harari 4,222,419
Harari Family Trust 3,186,901
DAH Trust 517,759
MH Trust 517,759
Sole power to dispose or to direct the disposition:
Mr. Harari 84,084
Ms. Harari 0
Harari Family Trust 0
DAH Trust 0
MH Trust 0
Shared power to dispose or to direct the disposition:
Mr. Harari 4,222,419
Ms. Harari 4,222,419
Harari Family Trust 3,186,901
DAH Trust 517,759
MH Trust 517,759

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Eliyahou Harari: /s/ Jack Hayden, Attorney-in-fact* (10/09/2025)
- Britt Harari: /s/ Jack Hayden, Attorney-in-fact* (10/09/2025)
- Harari Family Trust: /s/ Jack Hayden, Attorney-in-fact* (10/09/2025)
- The Harari 2010 Children Remainder Trust - DAH: /s/ Jack Hayden, Attorney-in-fact* (10/09/2025)
- The Harari 2010 Children Remainder Trust - MH: /s/ Jack Hayden, Attorney-in-fact* (10/09/2025)
Comment: * Jack Hayden is signing on behalf of each reporting person as attorney-in-fact pursuant to powers of attorney filed as attachments hereto, and each power of attorney is hereby incorporated by reference herein.